EXHIBIT 99.60

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

November 27, 2001
TSE Symbol: GAM
News Release #17-2001	Issued: 20,670,066Shares

GAMMON LAKE RENEGOTIATES AGREEMENT WITH MEXICAN PARTNERSAND
ACQUIRES 100% TITLE TO OCAMPO CONCESSIONS

Gammon Lake Resources Inc. (TSE:GAM) is pleased to announce that it has signed an agreement with Minerales de Soyopa, S.A. de C.V. under the terms of which one hundred percent (100%) of Soyopa’s right, title and ownership interest in its concessions at Ocampo, Chihuahua State, Mexico are conveyed to Gammon Lake and the concessions are to be registered in Gammon Lake’s name immediately.

Management of Gammon Lake is very excited about the agreement because it conveys title to the concessions to the company now and replaces a previous agreement which placed a very onerous obligation upon Gammon Lake to make a US $17,525,000.00 payment to Soyopa in less than two years. By contrast the new renegotiated agreement reduces the cash payment obligation to US $7,000,000.00 and no payment is required to be made by Gammon Lake until November 2006.

Gammon Lake management believes that the renegotiated agreement will allow the development of the Ocampo project to advance at an accelerated pace upon completion of the feasibility study which is in progress.

The terms of the new agreement are summarized as follows:

(a)	Gammon Lake shall pay the sum of US $100,000.00 to Soyopa upon execution of the agreement, and a further sum of US $125,000.00 not later than May 23rd, 2002;

(b)	Gammon will pay to Soyopa the sum of US $7,000,000.00 by way of a payment of US $3,500,000.00 in five years time (November 23, 2006) and a further sum of US $3,500,000.00 a year later (November 23, 2007);

(c)	On Gammon Lake taking the Ocampo project into production prior to November 23, 2006, Gammon Lake will pay the sum of US $1,000,000.00 to Soyopa each year beginning on the first anniversary of the commencement of production and any such annual payments made by Gammon Lake are to be deducted from the US $7,000,000.00 payment obligation;

(d)	In the event that Gammon Lake sells the concessions or transfers its rights and obligations under the agreement to a third party, the balance of the US $7,000,000.00 owing at that time is to be paid to Soyopa;

(e)	5,000,000 shares of the capital stock of Gammon Lake shall be issued to Soyopa. Within the first two years of issuance such shares may only be sold for CDN $2.50 or some higher share value. Two years following issuance, any number of the shares may be sold for CDN $1.00 or some higher share value. At any time two years after issuance if any such shares are sold at less than CDN $1.00 the number of shares able to be sold is limited to fifty percent (50%) of such shares then outstanding.

(f)	A person nominated by Minerales de Soyopa, S.A. de C.V. will be appointed to the Board of Directors of Gammon Lake.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Canada and Mexico. The company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.